File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2007

(Filed March 12, 2007)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated March 12, 2007

VITRO S.A.B DE C.V.

NOTICE

ORDINARY GENERAL SHAREHOLDERS MEETING

By agreement reached by the Board of Directors of Vitro, S.A.B. de C.V. and pursuant to articles Twelfth, Thirteenth, Fourteenth, Fifteenth, Sixteenth, Seventeenth and related articles of the Corporate By-Laws, the Shareholders of Vitro, S.A.B. de C.V. (the "Company") are called in first notice to hold a General Ordinary Shareholders Meeting that shall be held at the auditorium located at Avenida Roble 660, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon at 11:00 hours on the 28th day of March of 2007.

The meeting shall be executed under the following:

Agenda

  Presentation and, if the case, approval of the Annual Reports on the activities performed by the Audit Committee, the Corporate Practices Committee and the Finance and Planning Committee; likewise presentation and approval the Board of Directors Report on the operations and activities where the latter intervened pursuant to the Ley del Mercado de Valores, during the year ended on December 31, 2006.

  Presentation, discussion and if the case, approval of the Chief Executive Officer Report rendered for the year ended on December 31, 2006, previous reading of the External Auditor Report and the Board of Directors opinion as well as presentation and if its case, approval of the Board of Directors report pursuant to article 172 paragraph b) of the Ley General de Sociedades Mercantiles regarding to the main policies and countable criteria followed to prepare the financial information.

  Reading of the report on the fulfillment of the Company tax obligations pursuant to the applicable provisions.

  Consideration and resolution about a project to apply the balance of the profit and loss statement in which the proposal to approve and paid a cash dividend, in Mexican currency, by the amount of $0.37 pesos per share is included.

  Consideration and resolution of the maximum amount that might be destined to the purchase of the Company's own shares.

  Ratification and/or appointment of the members of the Board of Directors and qualification of their independence pursuant to the Ley del Mercado de Valores and resolution about their fee.

  Ratification and/or appointment of the Presidents of the Audit Committee and Corporate Practices Committee.

  Appointment of special delegates to carry out the necessary steps and procedures to duly formalize the resolutions taken.

The shareholders are hereby reminded that, in order to attend to and participate in the shareholders meeting, they shall be registered in the Shares Registry of the Company and must show their Mexican Tax Payer Id Number pursuant to article 27 of the Codigo Fiscal de la Federacion or, demonstrate their right to attend to the meeting through the certificate provided by the S.D. Indeval, S.A. de C.V., Instituto para el Deposito de Valores complemented by the shareholders list issued by the depositors to such institute pursuant to the Ley del Mercado de Valores.

Likewise, the shareholders must obtain from the Secretary of the Company the pertaining certificate to attend to the shareholders Meeting at least forty eight hours prior to the meeting. The Shares Registry of the Company, for shares transmission purposes, shall be closed from the 26th day of March of 2007 to the closing of the meeting called herein.

The documents and information related to each item of the Agenda are available to the Shareholders at the office of the Secretary of the Board in working days and hours; the forms of the proxies issued by the Company are also available to the persons who will attend to the meeting as shareholders' representatives, since the Shareholders are entitled to attend to the Meeting either, personally or represented by attorneys-in-fact expressly empowered for that effect. The office of the Secretary of the Board is located at Avenida Roble, number 660, Valle del Campestre in San Pedro Garza Garcia, Nuevo Leon.

San Pedro Garza Garcia, Nuevo Leon on the 12th day of March of 2007.

BOARD OF DIRECTORS

Alejandro Francisco Sanchez Mujica

Secretary of the Board of Directors

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is one of the world's leading glass producers. Vitro is a major participant in two principal businesses: flat glass and glass containers. Its subsidiaries serve multiple product markets, including construction and automotive glass; food and beverage, wine, liquor, cosmetics and pharmaceutical glass containers. Vitro also produces raw materials and equipment and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 in Monterrey, Mexico-based Vitro has joint ventures with major world-class partners and industry leaders that provide its subsidiaries with access to international markets, distribution channels and state-of-the-art technology. Vitro's subsidiaries have facilities and distribution centers in nine countries, located in North, Central and South America, and Europe, and export to more than 45 countries worldwide.

For more information please contact:

Media Albert Chico Vitro, S. A. B. de C.V. + (52) 81-8863-1335 / 1661 achico@vitro.com	Investor Relations Adrian Meouchi/Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Michael Fehle Breakstone Group (646) 452-2333 sborinelli@breakstone-group.com mfehle@breakstone-group.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By    /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: March 12, 2007